NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

November 26, 2013

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

Cardero Resource Corp.

Common Shares, no par value

Commission File Number – 001-32345

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreement with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(a)(iv) of the NYSE MKT Company Guide (the “Company Guide”) which states that the Exchange will normally consider suspending dealings in, or remove from listing, a company that has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such company will be able to continue operations and/or meet its obligations as they mature.

(b)

Section 1003(f)(v) of the Company Guide which states that the Exchange will normally consider suspending dealings in, or remove from the list, a company’s common stock that sells for a substantial period of time at a low price per share, if the company shall fail to effect a reverse split of such shares within a reasonable time after being notified that the Exchange deems such action to be appropriate.

2.

The common shares of Cardero Resource Corp. (the “Company”) do not qualify for continued listing for the following reasons:

(a)

In its Form 6-K for the six month period ended April 30, 2013, the Company reported net losses of C$9.7 million, an accumulated deficit of C$51.7 million,  a working capital deficit of C$4.9 million, current liabilities of C$9.8 million and cash of C$2.9 million.  The Company disclosed that failure to secure “funding will materially and adversely affect the Company’s ability to carry on as a going concern, and could lead to a loss of its interests in it properties, further significant reduction in personnel and the ceasing of operations.”

(b)

For the nine month period ended July 31, 2013, the Company reported net losses of C$25.8 million, an accumulated deficit of C$67.8 million, a working capital deficit of C$8 million, current liabilities of C$10.4 million and cash of C$822,507.  The Company stated that it would “require additional funding to maintain its ongoing exploration programs and property commitments and for administrative purposes.”

(c)

To date, the Company has not effected a reverse split of its Common Stock.  The price of the Company’s Common Shares closed at USD $0.14 per shares on November 15, 2013.

2.

In reviewing the eligibility of the Company’s common stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On June 25, 2013, the Company was notified by the Exchange that following a review of its Form 6-K for the period ended April 30, 2013, it was not in compliance with Section 1003(a)(iv) and Section 1003(f)(v) of the Company Guide in that it was financially impaired and trading at a low price per share.  Staff’s letter also advised that the Company’s continued listing depended upon the Company effecting a reverse stock split by December 26, 2013.  In accordance with Section 1009 of the Company Guide, the Company was offered the opportunity to submit a plan of compliance (the “Plan”) by July 9, 2013, advising the Exchange of actions it had taken, or would take, to regain compliance with Section 1003(a)(iv) by August 9, 2013 (the “Plan Period”).

(b)

On July 12, 2013, the Company submitted a Plan, supplemented on July 26, 2013, to regain compliance with the Exchange’s continued listing standards by the end of the Plan Period.

(c)

Subsequent to its Plan submission, on July 29, 2013, the Company issued a press release announcing that it had received a demand of payment from Luxor Capital Group, LP. (“Luxor”) for USD $5.6 million in senior secured notes (the “Senior Notes”).  In April 2013, the Company obtained a 12-month debt financing of USD $5.6 million from Luxor.  The Senior Notes were secured by the Company’s assets.

(d)

On August 9, 2013, the Company announced that it had closed a USD $5,700,000 private placement of senior secured notes and had paid in full the outstanding indebtedness to Luxor.

(e)

Also on August 9, 2013, the Exchange notified the Company that the Exchange had accepted the Plan and granted the Company until November 29, 2013 to regain compliance with Section 1003(a)(iv).

(f)

After continuing to review the Plan and the information provided by the Company as well as publicly available information, Staff determined that the Company had not made progress consistent with the Plan and had not reasonably demonstrated its ability to regain compliance with the continued listing standards by the end of the Plan Period.

(g)

Based on the foregoing, the Exchange determined that the Company’s common shares were subject to immediate delisting proceedings pursuant to Section 1009 of the Company Guide.  By letter dated November 8, 2013, Staff notified the Company of its determination to delist the Company’s Common Shares, no par value.  The Company was informed of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (the “Panel”) within seven days of the Staff Determination, or by November 15, 2013.

(h)

The Company did not appeal the Staff Determination to the Panel within the requisite time period and has not otherwise regained compliance with the continued listing standards. To date, the Company remains non-compliant with Sections 1003(a)(iv) and 1003(f)(v).

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

2.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

3.

The Exchange official whose signature is set forth below is duly authorized to file this application.

4.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Hendrik Van Alphen, President and Chief Executive Officer, Cardero Resource Corp., at the Company’s last known business address.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC